Exhibit 99.2

Execution Copy

Certain information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential; such information is identified with [**].

Option Agreement

as of 19 October 2022

by and between

Altamira Therapeutics Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

(the Seller)

and

Zilentin AG, c/o Otolanum AG, Bahnhofstrasse 21, 6300 Zug	(the Purchaser)

and

[**]	([**])

(the Seller, the Purchaser and [**] each a Party and together the Parties)

Table of Contents

Index

1.	Definitions	1
2.	Transaction	1
3.	Definitive Transaction Documents	3
4.	Purchase Price	4
5.	Sale and Purchase of Assets	5
6.	Conduct of business	5
7.	Due Diligence	5
8.	Further issues	5
9.	Validity of the Agreement	5
10.	Grant of Option and ROFR	6
11.	Conditions to Closing	6
12.	Option Exercise Period and ROFR Period	7
13.	Option Exercise	7
14.	ROFR Procedure	8
15.	Option / ROFR Exercise Price and Closing	9
16.	Representations and Warranties	9
17.	Miscellaneous	10
18.	Applicable Law and Dispute Resolution	12
Schedule 1 – Details of Subsidiaries		14
Schedule 2 – Definitions		15

i

Preamble

A.	The Parties wish to consummate the Transaction and enter into the Definitive Transaction Documents on terms outlined herein.

B.	As of the Effective Date, the Seller owns directly or indirectly equity interests in the subsidiaries as set forth in Schedule 1 (each a Subsidiary, collectively the Subsidiaries or the Group).

C.	The Group operates in the field of development of pharmaceutical products for the treatment of inner ear disorders.

D.	Effective 19 October 2022 Seller and [**] ([**]) entered into a Share Purchase Agreement (the SPA) under which [**] acquired 90% of the share capital of Purchaser.

E.	Under the SPA, Seller and [**] agreed to have Seller and Purchaser enter into an option agreement on terms and subject to the conditions mutually agreed by them (the Option Agreement). This Option Agreement is hereinafter referred to as the Agreement including all its schedules, amendments and related documents).

F.	Prior to entering into this Agreement and the SPA, [**] and the Purchaser have conducted a due diligence review the respect to the Subsidiaries with Purchaser’s professional advisors. Purchaser and Purchaser’s professional advisors had access to, reviewed and analysed detailed financial, legal and operational information which is material for each Group Company and their business, received all requested related documentation and held discussions and interviews with the management of Seller.

1.	Definitions

Capitalized terms used in this Agreement shall have the meaning assigned to them in Schedule 2.

2.	Transaction

2.1.	This Agreement sets out the key commercial terms (which shall be further detailed in the Definitive Transaction Documents) agreed by the Parties with respect to the proposed transaction in two steps (the Transaction 1 and Transaction 2, collectively the Transaction) whereby:

(a)	on or before the Effective Date Seller and [**] shall enter into the SPA pursuant to which 90% of shares in Zilentin (the Zilentin Shares) will be sold by the Seller to [**];

(b)	on the Effective Date the Parties shall enter into this Agreement on mutually acceptable terms pursuant to which an option and a right of first refusal, as applicable, providing for the Purchaser the right to acquire the Subsidiaries (the Option and the ROFR) will be granted by the Seller to the Purchaser;

(c)	on or before the Effective Date the Option Price / the ROFR Price (as applicable) under this Agreement shall be paid in full by the Purchaser to the Seller in accordance with the terms provided in this Agreement;

(d)	on the Effective Date or other date provided by the SPA but in any event no later than by 31 October 2022 the Purchase Price (as defined in the SPA) shall be paid or procured to be paid by [**] and /or the Purchaser to the Seller and/or its affiliates and the ownership of the Zilentin Shares shall be transferred from the Seller to [**] as provided in the SPA (the Closing of Transaction 1);

(e)	as soon as reasonably practicable, but in any event no later than within 30 days from the Closing of Transaction 1 the Seller shall procure that the 2021 statutory accounts of the Subsidiaries will be available, at least in draft format;

(f)	within 30 calendar days following the Closing of Transaction 1, and upon the Purchaser exercising its Option, the Seller and the Purchaser shall enter into an asset purchase agreement on mutually acceptable terms pursuant to which all shares in the Subsidiaries (the Option Shares) will be sold by the Seller to the Purchaser (the Asset Purchase Agreement) for the agreed consideration (the Option Exercise Price);

(g)	absent the execution of the Asset Purchase Agreement within 30 calendar days following the Closing of Transaction 1 by the Parties acting in good faith, the Purchaser may acquire Subsidiaries up to 31 December 2022 at the ROFR Exercise Price or by matching the offer of any third party for the Subsidiaries as provided in Section 14.7.;

(h)	as soon as reasonably practicable, but in any event prior to the Closing of Transaction 2 the Seller and AMAG shall enter into a mutually acceptable transition agreement defining the shared use of human and other resources, as well as the terms and conditions for such use for a period of up to 12 months from the Closing of Transaction 2 (the Transition Agreement);

(i)	as soon as reasonably practicable, but in any event prior to the Closing of Transaction 2 the Seller and the Purchaser through one of the Subsidiaries shall enter into a mutually acceptable Ear RNA Delivery License agreement (the License Agreement);

(j)	as soon as reasonably practicable, but in any event prior to the Closing of Transaction 2 the Parties shall enter into an agreement with Mr. Thomas Meyer pursuant to which he will assume the function of CEO with the Purchaser or Subsidiaries within six months from the Transaction 2 Closing Date with the understanding that he shall be free and granted a reasonable amount of time to continue to serve as the Seller’s Chairman or Executive Chairman (the Management Services Agreement);

(k)	prior to the Closing of Transaction 2, the Non-Core Assets will be separated from AMAG;

(l)	the Seller shall procure that as of the Transaction 2 Closing Date the Subsidiaries are free of any cash, cash equivalents or financial debt towards third parties;

(m)	the Seller shall procure that as of the Transaction 2 Closing Date there are no material change of control, severance, stay pay or other breakage costs;

(n)	as soon as reasonably practicable, but in any event prior to the Closing of Transaction 2 the Seller shall procure that no approval by Seller’s shareholders will be required; and

(o)	the Parties shall use all reasonable endavours to provide that Closing of Transaction 2 will occur on or before 31 December 2022.

3.	Definitive Transaction Documents

3.1.	The principal documents to be entered into and mutually agreed by Seller, [**] and Purchaser to give effect to the Transaction shall be:

(a)	the SPA;

(b)	this Agreement;

(c)	the Asset Purchase Agreement;

(d)	the Transition Agreement;

(e)	the License Agreement;

(f)	the Management Services Agreement; and

(g)	other ancillary documents that may be required for the purpose of the Transaction,

together the Definitive Transaction Documents.

3.2.	The Parties shall negotiate in good faith and shall use their best endeavours to agree and execute the SPA, the Asset Purchase Agreement, and other Definitive Transaction Documents by the dates specified in Section 2 above, reflecting the material terms and conditions set out in this Agreement. The Definitive Transaction Documents may include other terms and conditions customary for a transaction of this type.

4.	Purchase Price

4.1.	The aggregate consideration for the acquisition of certain or all of the Assets shall comprise the sum of the following instalments and shall be payable by the Purchaser to the Seller as provided below:

Transaction 1:

(a)	USD 717,230.55 and CHF 280,988.00 for the Zilentin Shares, payable by [**] and/ or the Purchaser to the Seller and its affiliates as provided in the SPA;

(b)	USD 1 (one) million for granting the Option and the ROFR by the Seller payable by the Purchaser to the Seller as provided in this Agreement;

Transaction 2:

(c)	USD 25 (twenty-five) million adjusted as provided in Section 15.1 and payable by the Purchaser to the Seller on the Closing Date as provided herein;

(d)	USD 10 (ten) million payable by the Purchaser to the Seller upon obtaining a regulatory approval for AM-101 in the EU and US (40 : 60);

(e)	USD 10 (ten) million payable by the Purchaser to the Seller upon obtaining a regulatory approval for AM-111 in the EU and US (40 : 60);

(f)	USD 5 (five) million payable by the Purchaser to the Seller upon the US Federal Drug Administration accepting the Investigational New Drug application for AM-125;

(g)	USD 10 (ten) million payable by the Purchaser to the Seller upon obtaining positive Phase 3 results for AM-125;

(h)	USD 10 (ten) million payable by the Purchaser to the Seller upon obtaining a regulatory approval for AM-125 in the EU and US (40 : 60);

(i)	USD 10 (ten) million payable by the Purchaser to the Seller upon granting of the Ear RNA Delivery License, but in any event before 31 December 2024; and

(j)	[**] ([**]) percent of net revenues generated by Purchaser or any of the Subsidiaries with products based on the Ear RNA Delivery License for the duration of intellectual property protection or regulatory market protection, whichever is longer, payable by the Purchaser to the Seller.

5.	Sale and Purchase of Assets

The sale of the Assets from the Seller to the Purchaser shall be subject to the Seller and [**] entering into the SPA, and the Persons entering into the Asset Purchase Agreement, and other Definitive Transaction Documents.

6.	Conduct of business

The Seller shall procure that during the period from the Effective Date until the transfer of ownership of the Option Shares or the Disposed Shares (as may be applicable) to the Purchaser it will operate the Subsidiaries’ business in the ordinary course consistent with past practice and will refrain from any extraordinary transactions, save as otherwise provided in this Agreement and other Definitive Transaction Documents (including not entering into any material employment or other arrangements, incur indebtedness or obligations, which are significant or material for the business of the Subsidiaries).

7.	Due Diligence

As soon as reasonably practicable, but in any event no later than within 30 calendar days after the Transaction 1 Closing Date the Purchaser shall complete the additional due diligence customary for such types of transactions regarding the Subsidiaries, which shall include:

(a)	satisfactory completion of research and development, commercial, financial, accounting and tax due diligence;

(b)	analysis of change of control costs (including severance payments or change of control bonus payments, etc.);

(c)	review of existing and pending intellectual property; and

(d)	review of material contracts.

8.	Further issues

The provisions set out in this Agreement are intended to cover the principal points of the agreement between the Parties in respect of the Transaction, but they are not intended to be exhaustive, and as such the Parties may agree on further issues, as may be appropriate, in the process of negotiating the Transaction and reflect them in the Definitive Transaction Documents.

9.	Validity of the Agreement

9.1.	This Agreement shall become effective on the Effective Date and, in the absence of an express agreement by the Parties to the contrary, shall terminate:

(a)	automatically on the date of the execution of the last of the Definitive Transaction Documents; or

(b)	upon written agreement of the Parties; or

(c)	unilaterally at the written request of any Party if the Closing does not occur on or before 31 December 2022 (provided that such Party has duly performed its obligations under this Agreement and any other Definitive Transaction Documents).

9.2.	The Party shall not be released, due to the expiry of the term of this Agreement, from the liability for its breach hereunder which occurred prior to such expiry of the term of this Agreement.

10.	Grant of Option and ROFR

10.1.	Subject to and in consideration of the payment made by the Purchaser to the Seller of the Option Price / the ROFR Price (as the context may require) prior to or on the Effective Date, the Seller grants to the Purchaser (i) the exclusive, irrevocable, and non-refundable right (option) to purchase the Option Shares (the Option) within the Option Exercise Period; and (ii) the right of first refusal with regard to the Option Shares (the ROFR) within the ROFR Period all as per the terms and subject to the conditions set out in this Agreement. For the avoidance of doubt, no Option and no ROFR shall be granted absent payment of the Option Price/ the ROFR Price (as applicable).

10.2.	The consideration payable by the Purchaser to the Seller for the grant of the Option and the ROFR by the Seller to the Purchaser shall in aggregate amount to USD 1 (one) million (the Option Price or the ROFR Price as the context may require) and shall be payable before or on the Effective Date by the wire-transfer in immediately available funds to the following bank account of the Seller: [**]. The Seller shall (i) upon due exercise of the Option, transfer or procure the transfer of legal and beneficial ownership of the Option Shares against payment of the Option Exercise Price; and/or (ii) comply or procure the compliance with the ROFR Procedures, all as further set out in this Agreement.

11.	Conditions to Closing

11.1.	The exercise of the Option and/or ROFR and Closing shall be subject to the following conditions precedent (the Conditions) being satisfied or waived jointly by the Parties in writing, in whole or in part, on or prior to the Closing Date:

(a)	the Closing shall not have been prohibited by a judgment or injunction or other authoritative relief or measure, and there shall be no legal action or application of any third party pending before any state court, arbitral tribunal or other authoritative body which seeks to prohibit the Closing;

(b)	all regulatory and corporate approvals necessary for entering into this Agreement and consummation the sale and purchase of the Option Shares hereunder have been duly obtained by the relevant Party; and

(c)	the Parties have entered into the Asset Purchase Agreement and other Definitive Transaction Documents.

11.2.	The Parties shall use their reasonable endeavours to procure the consummation of Closing and satisfaction of each of the Conditions.

11.3.	If any of the Conditions has not been satisfied or waived before the Closing Date the Option and ROFR shall lapse (subject to Section 11.4.) and this Agreement is deemed terminated (subject to Section 11.4.), neither Party shall have any claim against the other Party under this Agreement except in relation to any breach of this Agreement occurring prior to termination. For the avoidance of doubt, if this Agreement is terminated pursuant to this Section 11.3. the Seller shall have no liability towards the Purchaser and the Seller shall not repay any amounts (including the Option Price or the ROFR Price a case may be) to the Purchaser due to any reason whatsoever.

11.4.	The Continuing Provisions shall continue to have effect, notwithstanding the termination of this Agreement under Section 11.3.

12.	Option Exercise Period and ROFR Period

12.1.	The Purchaser may exercise the Option in respect of all and not only some of the Option Shares by serving the Option Exercise Notice any time during a period commencing on the Effective Date and ending on the 30th day following the Effective Date (the Option Exercise Period).

12.2.	The Purchaser may exercise ROFR in respect of all and not only some of the Option Shares by serving the Acceptance Notice any time during a period commencing on the next Business Day after expiration of the Option Exercise Period and ending on the Long-Stop Date (the ROFR Period).

13.	Option Exercise

13.1.	The Purchaser may exercise the Option by serving a written notice on the Seller that it is exercising the Option (the Option Exercise Notice) at any time during the Option Exercise Period.

13.2.	For the avoidance of doubt, if the Option is not exercised by the Purchase in full during the Option Exercise Period the Option shall lapse. In such case, the Seller shall under no circumstances be obliged to repay to the Purchaser the Option Price /the ROFR Price or any other amounts whatsoever.

13.3.	Once given, an Option Exercise Notice may not be revoked without the written consent of the Seller.

14.	ROFR Procedure

14.1.	During the ROFR Period the Seller shall comply with the “right of first refusal” procedure set out in Sections 14.2- 14.6 below (the ROFR Procedure).

14.2.	For the avoidance of doubt, if the ROFR Notice or the Acceptance Notice are not served by the respective Party during the ROFR Period the ROFR shall lapse. In such case, the Seller shall under no circumstances be obliged to repay to the Purchaser the ROFR Price / the Option Price or any other amounts whatsoever.

14.3.	During the ROFR Period the Seller shall prior to the contemplated sale of the Option Shares to any Person (the Third-Party Buyer) serve a notice (a ROFR Notice) on the Purchaser specifying:

(a)	the total number of the Option Shares to be sold (the Disposed Shares);

(b)	the sale price per each of the Disposed Shares (or the means by which the price will be calculated);

(c)	any other material terms of the sale; and

(d)	that the Purchaser may offer to purchase the Disposed Shares on the terms set out in the ROFR Notice if the Purchaser complies with provisions of Sections 14.2.—14.6.

14.4.	The Purchaser may offer to buy all of the Disposed Shares (on terms specified in the ROFR Notice) by giving a notice to the Seller (the Acceptance Notice) within 3 Business Days following of the date of the ROFR Notice (the Acceptance Period), and then on the date which is 5th Business Days after the expiry of the Acceptance Period (or any later date specified in the ROFR Notice or agreed by the Seller and the Purchaser in writing) (the Completion Period):

(a)	the Seller shall sell to the Purchaser the Disposed Shares on terms set out in the ROFR Notice; and

(b)	the Purchaser shall buy the Disposed Shares on the terms set out in the ROFR Notice and pay the respective purchase price for the Disposed Shares (ROFR Exercise Price) to the Seller subject to Section 15.1.

14.5.	Once given, an Acceptance Notice may not be revoked without the written consent of the Seller.

14.6.	Subject to Section 14.2, if the Seller receives no Acceptance Notice from the Purchaser within the Acceptance Period for all Disposed Shares or the Purchaser rejects the ROFR Notice, then the Seller is not obliged to sell any Disposed Shares to the Purchaser and the Seller shall have a right to sell all Disposed Shares to a Third-Party Buyer on any terms specified at its sole discretion.

14.7.	In the absence of the Seller serving a ROFR Notice on the Purchaser, the Purchaser shall have the right to purchase the Subsidiaries (the Option Shares) at the ROFR Exercise Price exercisable by giving a written notice to the Seller during the period from the Effective Date until 31 December 2022 and provided that the Option Price / ROFR Price (as applicable) has been duly paid by the Purchase to the Seller in full. All other terms of such purchase of the Subsidiaries (the Option Shares) under this Section 14.7 shall be mutually agreed by the Parties in the Asset Purchase Agreement.

15.	Option / ROFR Exercise Price and Closing

15.1.	The aggregate consideration payable by the Purchaser to the Seller for the acquisition of the Option Shares shall in any event be not less than specified in Sections from 4.1 (c) to (i) (the Option Exercise Price); and (ii) the aggregate consideration payable by the Purchaser to the Seller for the acquisition of the Disposed Shares shall in any event be not less than the Option Exercise Price and shall be increased by USD 1 million each 30 days starting from the Effective Date (pro rated) (the ROFR Exercise Price). If the price for the Disposed Shares offered by the Third-Party Buyer in the course of the ROFR Procedures is higher than the price defined pursuant to the provisions of this Section 15.1 the Purchaser shall only have a right to buy the Disposed Shares at price which is not lower than the price offered by such Third-Party Buyer.

15.2.	At Closing, the Purchaser shall pay the Option Exercise Price or the ROFR Exercise Price (as the case may be) to the Seller by wire-transfer in immediately available funds to the following bank account:

[**].

15.3.	Following Closing, each of the Parties shall use its reasonable endeavours to ensure the registration of the Purchaser (or as it directs) as the holder of the Option Shares.

15.4.	At all times after the Effective Date the Parties shall execute all such documents and do all such acts and things as may reasonably be required for the purpose of giving full effect to this Agreement.

16.	Representations and Warranties

16.1.	The Seller hereby represents and warrants to the Purchaser that the representations (Gewährleistungen und Zusicherungen) set forth in Schedule 4 are true and correct in all respects as of the Effective Date and the Closing Date.

16.2.	The Purchaser hereby represents and warrants to the Seller that the representations (Gewährleistungen und Zusicherungen) set forth in in Schedule 3 are true and correct in as of the Effective Date and the Closing Date.

16.3.	Exclusive Representations

(a)	The Purchaser acknowledges that the Seller has not made and does not make, and the Purchaser has not relied on and does not rely on, any representation, express or implied, pertaining to the subject matter of this Agreement, except for the representations given by the Seller in this Agreement. Purchaser further acknowledges that the Seller does not make any representations as to the development of the Group after the Closing and does not and did not make any statements about budgets, business plans or other forward-looking statements or other projections of a financial, technical or commercial nature relating to the business of the Group in this Agreement.

(b)	The Seller acknowledges that the Purchaser has not made and does not make, and the Seller has not relied on and does not rely on, any representation and warranties, express or implied, pertaining to the subject matter of this Agreement, except for the representations given by the Purchaser in this Agreement.

17.	Miscellaneous

17.1.	Notices

(a)	All notices or other communications to be given under or in connection with the Agreement shall be made in writing and shall be delivered by registered mail (return receipt requested) or an internationally recognized courier or by facsimile or by e-mail (in case of facsimile or email to be confirmed in writing delivered by registered mail or courier) to the following addresses (or such other addresses as may from time to time have been notified according to this Section 17.1):

if to the Seller:	Altamira Therapeutics Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Thomas Meyer, CEO
E-mail: [**]

if to the Purchaser:	Zilentin AG, [**]

if to [**]:	[**]

or such other address as either the Purchaser or the Seller, as the case may be, may notify to the other Party in accordance with the above.

(b)	Receipt by the Party to whom it is addressed in accordance with this Section 17.1 shall be relevant for any notice or other communication for the compliance with the applicable deadlines.

(c)	Any notice, request or instruction made under or in connection with this Agreement shall be deemed to have been delivered on the Business Day on which it has been received (by courier, postal service, facsimile or email) by the recipient thereof.

17.2.	Entire Agreement; Amendments

(a)	This Agreement constitutes the entire agreement of the Parties regarding the transaction contemplated by this Agreement and supersedes all previous agreements or arrangements, negotiations, discussions, correspondence, undertakings and communications, whether oral or in writing, explicit or implied.

(b)	This Agreement including this Section 17.2 shall be modified only by an agreement in writing executed by the Parties which shall explicitly refer to this Section 17.2.

17.3.	No Waiver

The failure of either of the Parties to enforce any of the provisions of this Agreement or any rights with respect to this Agreement shall in no way be considered as a waiver of such provisions or rights or in any way affect the validity of this Agreement. The waiver of any breach of this Agreement by either Party shall not operate or be construed as a waiver of any other prior or subsequent breach.

17.4.	Severability

If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall, if possible, be adjusted rather than voided, in order to achieve a result which corresponds to the fullest possible extent to the intention of the Parties. The nullity or adjustment of any provision of this Agreement shall not affect the validity and enforceability of any other provision of this Agreement, unless this appears to be unreasonable for any of the Parties.

17.5.	Confidentiality

Subject to Section 17.6, neither the Seller nor the Purchaser shall, without the prior written consent of the other Party, disclose to any Third Person and each shall keep in strict confidence this Agreement, its contents, and all information received and acquired in connection with the negotiation of this Agreement.

17.6.	Press Releases

All public announcements or press releases issued in connection with the transaction contemplated by this Agreement shall only be published after the Seller and the Purchaser shall have consulted and agreed on the contents and the timing of such public announcements or press releases.

Nothing in this Agreement shall restrict or prohibit:

(a)	any announcement or disclosure required by statutory law or by any competent judicial or regulatory authority or by any competent securities exchange (in which case the Parties shall cooperate in good faith, if possible, in order to agree on the content of any such announcement prior to it being made);

(b)	the Seller or the Purchaser from making any disclosure to any of its or their directors, officers, employees, agents or advisors who are required to receive such information to carry out their duties (conditional upon any such person agreeing to keep such information confidential in accordance with Section 17.5. or a requirement of applicable law).

17.7.	Assignment

(a)	Subject to Section 17.7.(b), neither Party shall assign this Agreement or any rights, claims, obligations or duties under this Agreement to any Person without the prior written consent of the other Party.

(b)	Any Party shall have the right to assign this Agreement in whole to any of its Affiliates (but not to the Company or any of its affiliates); provided that in the event of such assignment, the assigning Party shall (i) remain liable for the assignee's obligations and duties under this Agreement, and (ii) indemnify the other Parties and hold them fully harmless from all damage incurred by the other Parties as a result of such assignment.

17.8.	Cost and Expenses; Taxes

Unless provided otherwise in this Agreement, each Party shall bear all its Taxes, costs and expenses incurred by it in connection with the Transactions, except as otherwise agreed to in the definitive transaction documents.

17.9.	Joint and several liability

The obligations of the Purchaser and [**] under this Agreement are joint and several. If any liability of the Purchaser or [**] is, or becomes, illegal, invalid or unenforceable in any respect, that shall not affect or impair the liabilities of other respective Parties under this Agreement.

17.10.	Form Requirements

This Agreement and ancillary documents may be executed in writing or in electronic form (such as an electronic file which contains a scan of the wet ink signature or signed by Skribble, DocuSign or AdobeSign or a similar tool) and be delivered by electronic mail or another transmission method (unless otherwise is provided by law); the counterpart so executed and delivered shall be deemed to have been duly executed and validly delivered and be valid and effective for all purposes.

18.	Applicable Law and Dispute Resolution

18.1.	This Agreement shall be subject to and governed by Swiss substantive law.

18.2.	Any dispute, controversy or claim arising out of or in relation to this Agreement, including the validity, invalidity, breach or termination hereof, shall be settled by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the Notice of Arbitration is submitted in accordance with such rules. The number of arbitrators will be three. The seat of the arbitration will be in Zurich, Switzerland. The arbitral proceedings will be conducted in English.

[Signature page follows this page.]

Signatures

Seller

/s/ Thomas Meyer	Basel, 19-Oct-2022
Thomas Meyer, CEO	Place, date

Purchaser

/s/ [**]	[**], 19-Oct-2022
[**],	Place, date
Member of the board of
directors

[**]

/s/ [**]	[**], 19-Oct-2022
[**]	Place, date

Schedule 1 – Details of Subsidiaries

No.	Name	Details	Number and Type of Shares	Owner
1.	Auris Medical AG	Peter Merian-Strasse 90, Basel, Switzerland	2500 registered shares of nominal CHF 1000 each	Altamira Therapeutics Ltd.
2.	Otolanum AG	Bahnhofstrasse 21, 6300 Zug, Switzerland	100 registered shares of nominal CHF 1000 each	Altamira Therapeutics Ltd.
3.	Auris Medical Ltd.	The Black Church, St. Mary's Place, Dublin D07 P4AX, Ireland	100 registered shares of nominal EUR 1 each	Altamira Therapeutics Ltd.
4.	Auris Medical Pty. Ltd.	58 Gipps Street, Collingwood VIC 3066, Australia	100 registered shares of nominal AUD 1 each	Auris Medical AG

Schedule 2 – Definitions

Defined Term	Meaning
Acceptance Period	shall have the meaning set forth in Section 14.4.

Acceptance Notice	shall have the meaning set forth in Section 14.4.

Affiliate(s)	shall mean a corporation or other business entity controlled by, controlling, or under common control with such party. For this purpose, “control” shall mean direct or indirect beneficial ownership of more than fifty percent (50%) of the voting interest in such corporation or other business entity or having otherwise the power to govern the financial and the operating policies or to appoint the management of an organization.

Agreement	shall have the meaning set forth in Preamble E.

AMAG	Shall mean Auris Medical AG, Basel, Switzerland;

Asset Purchase Agreement	shall have the meaning set forth in Section 2.1(e).

Assets	shall mean the Option Shares or the Disposed Shares (as applicable) and Zilentin Shares.

Business Day(s)	shall mean any day on which the commercial banks in Zurich are open for normal business transactions.

Closing	shall mean completion of the sale and purchase of the Option Shares or the Disposed Shares (as the case may be) by the Parties.

Closing of Transaction 1	shall mean payment of all sums indicated in Sections 4.1(a). and 4.1(b).

Closing of Transaction 2	shall mean payment of all sums indicated in Sections 4.1(c) - 4.1(i).

Closing Date	shall mean (i) in case of the exercise of the Option the 3rd Business Day following the date on which the Seller received the Option Exercise Notice; or (ii) in case of the application of the ROFR Procedure the 5th Business Days after the expiry of the Acceptance Period; or (iii) any other date agreed by the Parties in wringing on which Closing shall occur.

Conditions	shall have the meaning set forth in Section 11.1.

Completion Period	shall have the meaning set forth in Section 14.4.

Continuing Provisions	shall mean the following provisions which shall continue to have effect, notwithstanding failure to satisfy or waive the Conditions, in particular, provision of Sections 11.1.- 11.4, 17 and 18.

Definitive Transaction Documents	shall have the meaning set forth in Section 3.1

Disposed Shares	shall have the meaning set forth in Section 14.3.(a).

Defined Term	Meaning
Effective Date	shall mean the date indicated on the cover page of this Agreement on which this Agreement shall enter into force and become effective.

[**]	shall have the meaning set forth in Preamble D.

Governmental Authority	shall mean any (i) federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency, (ii) court tribunal or administrative hearing body, (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, (iv) any state-owned, state-controlled, or state-operated entity or enterprise, or (v) any public international organization (such as the World Bank, United Nations, World Trade Organization, etc.).

Group	shall have the meaning set forth in Preamble A.

Group Company	shall have the meaning set forth in Preamble A.

Encumbrances	shall mean any lien, charge, encumbrance, security interest including but not limited to interests arising from options, pledges, mortgages, indentures, security agreements, rights of first refusal or rights of pre-emption, irrespective of whether such Lien arises under any agreement, covenant, other instrument, the mere operation of statutory or other laws or by means of a judgment, order or decree of any court, judicial or administrative authority, and shall also mean any approval or consent required from a third party to the exercise or full vesting of a right or title.

Ear RNA Delivery License	shall mean a world-wide exclusive license to use, make, have made, market and sell products based on the Seller's technology and intellectual property for RNA delivery in the field of treating or preventing ear disorders;

License Agreement	shall have the meaning set forth in Section 2.1(i).

Long-Stop Date	shall mean 31 December 2022.

Management Services Agreement	shall have the meaning set forth in Section 2.1(f).

Non-Core Assets	shall mean all and any assets of AMAG unrelated to Seller’s activities in inner ear therapeutics;

Option	shall have the meaning set forth in Section 10.1.

Option Exercise Notice	shall have the meaning set forth in Section 13.1.

Option Exercise Period	shall have the meaning set forth in Section 12.1.

Option Exercise Price	shall have the meaning set forth in Section 15.1.(a)

Option Price	shall have the meaning set forth in Section 10.2.

Option Shares	shall mean all shares in all of the respective Subsidiaries indicated in Schedule 1.

Defined Term	Meaning
Person	shall mean any individual person (natürliche Person), any corporation, company, association, foundation or other incorporated legal entity (juristische Person), any general or limited partnership or other non-incorporated organisation (Rechtsgemeinschaft) doing business, or any state, governmental or other authoritative administration, entity or body.

Purchaser	shall have the meaning set forth on the cover page of this Agreement.

ROFR	shall have the meaning set forth in Section 10.1.

ROFR Notice	shall have the meaning set forth in Section 14.3.

ROFR Period	shall have the meaning set forth in Section 12.2

ROFR Exercise Price	shall have the meaning set forth in Section 15.1.(a)

ROFR Price	shall have the meaning set forth in Section 10.2.

Section	shall mean a Section of this Agreement.

Seller	shall have the meaning set forth on the cover page of this Agreement.

Schedules	shall mean schedules to this Agreement.

SPA	shall have the meaning set forth in Preamble D.

Subsidiary(ies)	shall have the meaning set forth in Preamble B.

Tax(es)	shall mean all tax and social security liabilities, including income taxes (personal or corporate), capital taxes, stamp duties (both on the issuance and on the transfer or securities), withholding taxes, value added taxes, contributions to social security schemes (for old age, disability, death, etc.) and to insurance schemes (for accidents, sickness, etc.) and all other taxes, social security contributions, duties, levies or imposts payable to any competent tax or social security authority or other authority or company or institution in any jurisdiction, as well as any interest, penalties, costs and expenses reasonably related thereto.

Third Person	shall mean any Person which is not under the control of, has no control over, and does not act on the account (auf Rechnung) of, any Seller, the Purchaser, or any of their respective Affiliates.

Transaction	shall have the meaning set forth in Section 2.1.

Transaction 1	shall mean actions referred to in Sections 2.1(a) – 2.1(c).

Transaction 2	shall mean actions referred to in Sections 2.1(d)) – 2.1(n).

Transition Agreement	shall have the meaning set forth in Section 2.1(h).

Transaction 1 Closing Date	shall mean the date on which the Closing of Transaction 1 will actually occur as provided herein but in any event no later than by 31 October2022.

Transaction 2 Closing Date	shall mean the date on which the Closing of Transaction 2 will actually occur but in any event no later than 31 December 2022.

Third-Party Buyer	shall have the meaning set forth in Section 14.3.

USD	shall mean United States Dollars.

Zilentin	shall mean Zilentin AG, a stock corporation duly incorporated under the laws of Switzerland having its registered address at c/o Otolanum AG, Bahnhofstrasse 21, 6300 Zug, Switzerland.

Zilentin Shares	shall have the meaning set forth in Section 2.1(a).

Schedule 3 – Representations and Warranties of the Purchaser and [**]

(1)	Qualification, Due Authorization of the Purchaser and [**]

1.1.	The Purchaser is a corporation duly organized and validly existing under the laws of Switzerland and has full corporate power, authority and all necessary governmental approvals to own or use its assets and properties and to conduct its business as the same is presently being conducted.

1.2.	[**] is a citizen of [**] and has full legal capacity, rights and authority to enter into this Agreement and to perform its obligations under this Agreement.

1.3.	The Purchaser has the full power and authority and has received or will receive all the necessary approvals from its corporate bodies to execute this Agreement and to perform its obligations hereunder. As at the Effective Date and Closing Date there are no limitations under applicable law and the constituting documents of the Purchaser, or any contracts by which the Purchaser is bound that would prevent the Purchaser from entering into or performing its obligations under this Agreement. [**] has obtained obtain all governmental consents or permits of any nature and the consent of its spouse or civil partner (if necessary) to enter into this Agreement and to consummate the transactions contemplated by this Agreement.

1.4.	As at the Closing Date, there are no authorizations, permits or consents required from any Governmental Authority or any third party (including without limitation any shareholders or creditors of the Purchaser and /or [**]) for the consummation of the transactions contemplated by this Agreement other than as set forth herein.

1.5.	As at the Closing Date, there are no actions, suits or proceedings pending or threatened against the Purchaser or [**] before any arbitral tribunal or Governmental Authority which involve a claim by such body or any third party, seeking to hinder or substantially impair the consummation of the transactions contemplated by this Agreement.

(2)	Availability of Funds

The Purchaser has sufficient immediately available funds to pay to the Seller the Option Price or the ROFR Price (as applicable) as provided herein and pay the Option Exercise Price or the ROFR Exercise Price at Closing.

Schedule 4 – Representations and Warranties of the Seller

(1)	Qualification, Due Authorization

1.1.	The Seller is a corporation duly organized and validly existing under the laws of the place of its incorporation and has full corporate power, authority and all necessary governmental approvals to own or use its assets and properties and to conduct its business as the same is presently being conducted.

1.2.	The Seller has the full power and authority and has received or will receive all the necessary approvals from its corporate bodies to execute this Agreement and to perform its obligations hereunder. As at the Effective Date and Closing Date, there are no limitations under applicable law and the constituting documents of the Seller, or any contracts by which the Seller is bound that would prevent the Seller from entering into or performing its obligations under this Agreement.

1.6.	As at the Closing Date, there are no authorizations, permits or consents required from any Governmental Authority or any third party (including without limitation any shareholders or creditors of the Seller) for the consummation of the transactions contemplated by this Agreement other than as set forth herein.

1.7.	As at the Closing Date, there are no actions, suits or proceedings pending or threatened against the Seller before any arbitral tribunal or Governmental Authority which involve a claim by such body or any third party, seeking to hinder or substantially impair the consummation of the transactions contemplated by this Agreement.

(2)	Shares

The Seller is a legal and beneficial owner of all the Option Shares or the Disposed Shares (as the context may require) and at Closing shall deliver legal and beneficial ownership of such Option Shares or the Disposed Shares (as the context may require) to the Purchaser free and clear from any Encumbrances.